19th October 1998

                 SKYEPHARMA ANNOUNCES PLANS TO ACQUIRE DEPOTECH

SkyePharma PLC (LSE: "SKP"/Nasdaq:SKYEY") announced today that it is in negotiations to acquire DepoTech Corporation (Nasdaq: "DEPO"). SkyePharma proposes to offer approximately 2.7 million of its American Depository Shares (ADS's) in exchange for the shares of DepoTech at the ratio of 1.86 ADS for each 10 DepoTech shares. The offer would value DepoTech's existing share capital at $30.6 million or the equivalent of $1.75 per DepoTech share. Additional contingent payments of up to $25.6 million may be payable by SkyePharma based on certain performance milestones being met by DepoTech's business.

The additional consideration would also be met by SkyePharma's ADS's and would be valued as set forth below and assume a valuation of SkyePharma's ADS's of $9.43 at the time payments are made.

The terms of the additional contingent payments would be:

a) an additional $1.00 per share payable if DepoCyt is launched in the U.S. market no later than March 31, 2000, and
b) an additional $0.75 per share, payable if either of the following events occur before March 31, 2000:
     i) a development agreement is signed with a corporate partner for DepoMorphine, or
     ii) a development agreement is signed with a corporate partner for a macromolecule using DepoTech's DepoFoam technology

The Board of Directors of DepoTech has agreed to recommend the proposed transaction to its shareholders. If the transaction is completed, the SkyePharma board will invite one of the DepoTech current directors to become a director of SkyePharma.

SkyePharma also announced that prior to and independent of the proposed acquisition, it has formed a strategic collaboration to jointly develop drug delivery technologies using DepoTech's lipid-based delivery systems. As part of this agreement, SkyePharma has invested US$5 million through the purchase of approximately 2.8 million shares of DepoTech Common Stock at $1.75 per share, giving SkyePharma 16% of DepoTech's outstanding share capital.

DepoTech is a drug delivery company dedicated to the development and manufacture of innovative, sustained-release therapeutic products based on DepoFoam technology. Products are being developed to satisfy medical needs in cancer, pain management and other fields.

Earlier this month, DepoTech submitted a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) for its lead compound DepoCyt, for the treatment of neoplastic meningitis (NM) from lymphomas. The submission was based upon previously presented and new clinical data submitted to the FDA. The product is an injectable sustained release

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formulation of the chemotherapeutic agent, cytarabine. The FDA has stated that the NDA could be reviewed on an accelerated basis with a decision being made within 6 months of the filing.

DepoTech has an additional product - DepoMorphine in phase II clinical trials. DepoMorphine is an injectable sustained release formulation of encapsulated morphine sulphate for acute post operative pain management.

For the year ended December 31st, 1997, DepoTech had losses before tax of $21.4 million and had net assets of $38.1 million.

Ian Gowrie-Smith Chairman and Chief Executive of SkyePharma PLC said: "We are delighted at the prospect of bringing SkyePharma and DepoTech together, or at the very least collaborating on some exciting delivery technologies. The expansion of our technology base in a high priority for SkyePharma to meet the ever expanding range of drug delivery challenges. The collaboration with DepoTech gives us an entree into a new platform technology with applications in a completely new area of drug delivery, as well as the potential for applications in oral and pulmonary delivery. Importantly, it gives us a position in the future of drug delivery with the potential to deliver macromolecules."

SkyePharma -- one of the world's leading drug delivery companies -- develops and manufactures advanced drug delivery solutions. Its technologies include oral controlled release and inhalation systems. For company information, visit SkyePharma on the World Wide Web at http:\\www.skyepharma.com

More information on DepoTech can be found on the World Wide Web at http:\\www.depotech.com

This press release may contain forward-looking statements regarding programs for SkyePharma. Actual results could differ materially from those described in the press release as a result of a number of factors, including, but not limited to the following: There can be no assurance that any product in the SkyePharma product pipeline will be successfully developed or manufactured, or that final results of human clinical trials will be supportive of regulatory approvals required to market products, or that final regulatory approval will be received in a timely manner, if at all, or that patient and physician acceptance of these products will be achieved, or that the regulatory milestones triggering payments contemplated by this agreement will be received by SkyePharma. The company undertakes no obligation to revise or update any such forward-looking statements to reflect events or circumstances after the date of this release.

In addition, the consummation of the proposed acquisition of DepoTech described in this press release and the terms of such acquisition are subject to, among other things, further negotiation, regulatory approval, completion of documentation and due diligence and the approval of shareholders of DepoTech.